Canada Goose Reports Results for Second Quarter Fiscal 2020
Second Quarter Fiscal 2020 Highlights (in millions of Canadian dollars):

•	Total revenue increased by 27.7% to $294.0m

•	Adjusted EBIT was $79.2m, representing a 26.9% margin

•	Net income was $60.6m, or $0.55 per diluted share

•	Adjusted net income per diluted share increased by 23.9% to $0.57
The figures above are as compared to the Second Quarter Fiscal 2019.
Adjusted EBIT and adjusted net income per diluted share are non-IFRS financial measures. See “Note Regarding Non-IFRS Financial Measures”.
TORONTO, ON (November 13, 2019) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE:GOOS, TSX:GOOS) today announced financial results for the second quarter ended September 29, 2019. The Company’s Management’s Discussion and Analysis and Unaudited Condensed Consolidated Interim Financial Statements for the second and two quarters ended September 29, 2019 will be filed on SEDAR at www.sedar.com, the EDGAR section of the U.S. Securities and Exchange Commission website at www.sec.gov and posted on the Company’s website at investor.canadagoose.com.
“Our performance in the first half reflects the strength of our brand and power of our unique business model. Through global brand equity, selective distribution and operational flexibility, we delivered another set of strong results despite continuing external uncertainties,” said Dani Reiss, President & CEO. “Alongside continued growth at home, we are making great strides internationally, and we believe we are well positioned going into our peak selling season.”
Second Quarter Fiscal 2020 Business Highlights (Compared to Second Quarter Fiscal 2019)

•	Strong revenue growth in key markets, with standout performances in Asia, which nearly doubled to $48.9m from $26.6m, and the United States, which increased by 38.5% on a constant currency basis(1).

•
The successful commercial introduction of BRANTA, a limited-edition collection marrying technical innovation with inventive silhouettes. BRANTA is an elevated interpretation of Canada Goose’s heritage, designed to inspire loyal brand fans and reach new audiences with pinnacle product.

•	Increased flexibility through expanded in-house manufacturing capacity to respond to continuing requests from wholesale partners for earlier shipments.
(1)    See “Note Regarding Non-IFRS Financial Measures”.

Second Quarter Fiscal 2020 Results (Compared to Second Quarter Fiscal 2019):

•	Total revenue increased by 27.7% to $294.0m from $230.3m, or 28.3% on a constant currency basis(1).

•	DTC revenue increased to $74.2m from $50.4m, driven by incremental revenue from new retail stores.

•
Wholesale revenue increased to $219.8m from $179.9m. The increase was driven by higher order values from existing partners, complemented by customer requests for earlier shipment timing relative to last year. It also reflects incremental revenue from Baffin in its peak quarter, which was acquired in November 2018.

•	Gross profit was $160.4m, a gross margin of 54.6%. The increase of $31.9m in gross profit was driven by revenue growth in both channels.

•	DTC gross profit was $56.1m, a gross margin of 75.6%. The 40 bps increase in gross margin reflects the net positive impact of pricing relative to costs.

•
Wholesale gross profit was $104.3m, a gross margin of 47.5%. The 290 bps decrease in gross margin reflects a normalization relative to the second quarter of fiscal 2019, which was elevated due to the timing of production efficiencies and reductions in import duties on goods sold in Europe.

•	Operating income was $75.4m. The increase of $10.4m in operating income was driven by revenue growth in both channels.

•
DTC operating income was $30.0m, an operating margin of 40.4%. The impact of strong sales productivity and profitability across all components of the channel was partially offset by the costs of a larger store opening program relative to last year. Pre-store opening costs of $3.6m were incurred for locations not yet open. Excluding pre-store opening costs in both periods, DTC operating margin increased to 45.3% in fiscal 2020 from 43.7% in fiscal 2019.

•	Wholesale operating income was $90.9m, an operating margin of 41.4%. With the decrease in channel gross margin described above, the increase in operating income was driven by revenue growth.

•
Unallocated corporate expenses were $43.2m, compared to $34.2m. The increase was primarily attributable to investments to support growth in marketing, people, technology and expansion in Greater China.

•	Unallocated depreciation and amortization expenses were $2.3m, compared to $1.8m.

•	Net income was $60.6m, or $0.55 per diluted share, compared to $49.9m, or $0.45 per diluted share.

•	Adjusted EBIT(1) was $79.2m, compared to $66.5m.

•	Adjusted net income(1) was $63.6m, or $0.57 per diluted share, compared to adjusted net income(1) of $51.1m, or $0.46 per diluted share
(1)    See “Note Regarding Non-IFRS Financial Measures”.
Fiscal 2020 Outlook
The Company reiterates the fiscal 2020 outlook and key assumptions underlying such outlook which were issued on May 29, 2019, in the press release announcing the Company’s results for Fiscal Year 2019 under the heading “Fiscal Year 2020 and Long-Term Outlook”. Within the meaning of applicable securities laws, this outlook constitutes forward-

looking information. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond the Company’s control. See “Cautionary Note Regarding Forward-Looking Statements”.
Conference Call Information
A conference call to discuss second quarter fiscal 2020 results is scheduled for today, November 13, 2019 at 9:00 a.m. Eastern Time. Dani Reiss, President and Chief Executive Officer and Jonathan Sinclair, EVP and Chief Financial Officer, will host the conference call. Those interested in participating in the call are invited to dial (866) 211-4197 or (647) 689-6828 if calling internationally. Please dial in approximately 10 minutes prior to the start of the call and reference Conference ID 1286222 when prompted. A live audio webcast of the conference call will be available online at http://investor.canadagoose.com.
About Canada Goose
Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From the coldest places on Earth to global fashion capitals, people are proud to wear Canada Goose products. Employing more than 4,800 people worldwide, Canada Goose is a recognized leader for its Made in Canada commitment, and is a long-time partner of Polar Bears International. Visit canadagoose.com for more information.
Non-IFRS Financial Measures
This press release includes references to EBIT, adjusted EBIT, adjusted EBIT margin, adjusted net income and adjusted net income per basic and diluted share. The Company presents these measures because its management uses these as supplemental measures in assessing its operating performance, and believes they are helpful to investors, securities analysts and other interested parties, in evaluating the Company’s performance. The measures referenced above are not measurements of financial performance under IFRS and they should not be considered as alternatives to measures of performance derived in accordance with IFRS. In addition, these measures should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items. These measures have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing the Company’s results as reported under IFRS.
This press release also includes reference to constant currency revenue. The Company presents this measure because we use constant currency information to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons of operating results and better identify trends in our businesses. The constant currency measure is calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates as measured by the Bank of Canada.

The Company’s definitions and calculations of these measures are not necessarily comparable to other similarly titled measures used by other companies. These non-IFRS financial measures are defined and reconciled to the most comparable IFRS measures in the tables at the end of this press release.
Cautionary Note Regarding Forward-Looking Statements
The foregoing financial information as at and for the second quarter ended September 29, 2019 are unaudited and subject to quarter-end and year-end adjustments in connection with the completion of our customary financial closing procedures. Such changes could be material.
This press release includes forward-looking statements.  These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. These forward-looking statements address various matters including anticipated demand for our peak selling season and our ability to capitalize on that demand and the anticipated benefits of the investments we have made internationally. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement.  Applicable risks and uncertainties include, among others, our expectations regarding industry and seasonal trends, our business plan and growth strategies, including our ability to successfully expand our product lines and expand internationally, our ability to forecast inventory requirements, particularly as our DTC channel expands, our ability to implement our growth strategies, our ability to keep pace with changing consumer preferences, our ability to maintain the strength of our brand and protect our intellectual property, our ability to accurately forecast our results as well as the risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2019, and filed with the Securities and Exchange Commission (“SEC”), and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada (“Canadian securities regulatory authorities”), as well as the other information we file with the SEC and Canadian securities regulatory authorities.  We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.  The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.  Our business is subject to substantial risks and uncertainties, including those referenced above.  You are encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

Condensed Consolidated Interim Statements of Income and Comprehensive Income
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

	Second quarter ended		Two quarters ended
	September 29, 2019	September 30, 2018	September 29, 2019	September 30, 2018
	$	$	$	$
Revenue	294.0	230.3	365.1	275.0
Cost of sales	133.6	101.8	163.8	117.9
Gross profit	160.4	128.5	201.3	157.1
Gross margin	54.6%	55.8%	55.1%	57.1%
Selling, general and administrative expenses	73.5	59.9	131.0	105.0
SG&A expenses as % of revenue	25.0%	26.0%	35.9%	38.2%
Depreciation and amortization	11.5	3.6	22.4	7.0
Operating income	75.4	65.0	47.9	45.1
Operating margin	25.6%	28.2%	13.1%	16.4%
Net interest and other finance costs	5.9	4.1	18.1	7.2
Income before income taxes	69.5	60.9	29.8	37.9
Income tax expense (recovery)	8.9	11.0	(1.4)	6.7
Effective tax rate	12.8%	18.1%	(4.7)%	17.7%
Net income	60.6	49.9	31.2	31.2
Other comprehensive (loss) income	(2.6)	2.1	1.3	1.8
Comprehensive income	58.0	52.0	32.5	33.0
Earnings per share
Basic	$0.55	$0.46	$0.29	$0.29
Diluted	$0.55	$0.45	$0.28	$0.28
Weighted average number of shares outstanding
Basic	109,539,715	109,320,152	109,239,463	108,992,125
Diluted	110,831,032	111,836,092	110,675,394	111,791,755
Other data:(1)
Adjusted net income	63.6	51.1	40.8	34.4
Adjusted net income per basic share	$0.58	$0.47	$0.37	$0.32
Adjusted net income per diluted share	$0.57	$0.46	$0.37	$0.31
EBIT	75.4	65.0	47.9	45.1
Adjusted EBIT	79.2	66.5	53.3	49.2
(1) Adjusted net income, adjusted net income per basic and diluted share, EBIT, and adjusted EBIT are non-IFRS financial measures. See “Reconciliation of Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	September 29, 2019	September 30, 2018	March 31, 2019
Assets	$	$	$
Current assets
Cash	34.2	32.2	88.6
Trade receivables	148.3	114.5	20.4
Inventories	365.2	226.2	267.3
Income taxes receivable	5.5	4.7	4.0
Other current assets	34.9	28.5	32.9
Total current assets	588.1	406.1	413.2

Deferred income taxes	38.9	14.4	12.2
Right-of-use assets	210.5	—	—
Property, plant and equipment	102.7	73.1	84.3
Intangible assets	157.6	143.1	155.6
Other long-term assets	4.6	2.6	7.0
Goodwill	53.1	45.3	53.1
Total assets	1,155.5	684.6	725.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	134.5	93.0	110.4
Provisions	9.3	7.3	8.1
Income taxes payable	9.3	3.6	18.1
Short-term borrowings	17.8	—	—
Lease liabilities	32.6	—	—
Total current liabilities	203.5	103.9	136.6

Provisions	16.3	11.7	14.7
Deferred income taxes	17.8	15.4	16.7
Revolving facility	177.7	124.3	—
Term loan	149.3	138.5	145.2
Lease liabilities	191.6	—	—
Other long-term liabilities	6.5	10.4	13.1
Total liabilities	762.7	404.2	326.3

Shareholders' equity	392.8	280.4	399.1
Total liabilities and shareholders' equity	1,155.5	684.6	725.4

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
(in millions of Canadian dollars)

	Second quarter ended		Two quarters ended
	September 29, 2019	September 30, 2018	September 29, 2019	September 30, 2018
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	60.6	49.9	31.2	31.2
Items not affecting cash:
Depreciation and amortization	14.1	4.5	27.4	8.9
Income tax expense (recovery)	8.9	11.0	(1.4)	6.7
Interest expense	6.0	4.1	11.0	7.1
Foreign exchange (gain) loss	(0.2)	0.7	(4.6)	(0.5)
Acceleration of unamortized costs on debt extinguishment	—	—	7.0	—
Loss on disposal of assets	—	—	0.2	—
Share-based compensation	2.1	1.2	4.0	1.6
	91.5	71.4	74.8	55.0
Changes in non-cash operating items	(77.1)	(79.8)	(211.7)	(191.4)
Income taxes paid	(9.8)	(6.3)	(34.4)	(30.6)
Interest paid	(5.3)	(3.0)	(9.7)	(5.2)
Net cash used in operating activities	(0.7)	(17.7)	(181.0)	(172.2)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(16.4)	(7.0)	(17.7)	(9.1)
Investment in intangible assets	(4.2)	(5.2)	(8.1)	(8.0)
Net cash used in investing activities	(20.6)	(12.2)	(25.8)	(17.1)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings	34.5	46.4	196.8	124.9
Transaction costs on financing activities	—	—	(2.0)	—
Subordinate voting shares purchased for cancellation	—	—	(38.7)	—
Principal paid on lease liabilities	(4.6)	—	(9.6)	—
Settlement of term loan derivative contracts	—	—	4.6	—
Exercise of stock options	0.5	1.4	0.8	2.2
Net cash from financing activities	30.4	47.8	151.9	127.1
Effects of foreign currency exchange rate changes on cash	0.1	(0.3)	0.5	(0.9)
Increase (decrease) in cash	9.2	17.6	(54.4)	(63.1)
Cash, beginning of period	25.0	14.6	88.6	95.3
Cash, end of period	34.2	32.2	34.2	32.2

Reconciliation of Non-IFRS Measures
The tables below reconcile net income to EBIT, adjusted EBIT, and adjusted net income for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

CAD $ millions (unaudited)	For the second quarter ended		For the two quarters ended
	September 29, 2019	September 30, 2018	September 29, 2019	September 30, 2018
Net income	60.6	49.9	31.2	31.2
Add (deduct) the impact of:
Income tax expense (recovery)	8.9	11.0	(1.4)	6.7
Net interest and other finance costs	5.9	4.1	18.1	7.2
EBIT	75.4	65.0	47.9	45.1
Offering costs (a)	0.1	—	0.1	1.2
Costs of the Baffin acquisition (b)	0.9	—	1.4	—
Unrealized foreign exchange gain on Term Loan Facility (c)	(0.9)	(0.5)	(2.4)	(0.1)
Share-based compensation (d)	0.1	1.0	0.4	1.8
Pre-store opening costs (e)	3.6	1.0	5.9	1.2
Total adjustments	3.8	1.5	5.4	4.1
Adjusted EBIT	79.2	66.5	53.3	49.2
Adjusted EBIT margin	26.9%	28.9%	14.6%	17.9%

CAD $ millions (unaudited)	For the second quarter ended		For the two quarters ended
	September 29, 2019	September 30, 2018	September 29, 2019	September 30, 2018
Net income	60.6	49.9	31.2	31.2
Add (deduct) the impact of:
Offering costs (a)	0.1	—	0.1	1.2
Costs of the Baffin acquisition (b)	0.9	—	1.4	—
Unrealized foreign exchange gain on Term Loan Facility (c)	(0.9)	(0.5)	(2.4)	(0.1)
Share-based compensation (d)	0.1	1.0	0.4	1.8
Pre-store opening costs (f)	4.0	1.0	6.8	1.2
Acceleration of unamortized costs on term loan refinancing (g)	—	—	7.0	—
Total adjustments	4.2	1.5	13.3	4.1
Tax effect of adjustments	(1.2)	(0.3)	(3.7)	(0.9)
Adjusted net income	63.6	51.1	40.8	34.4

(a)
Represents costs incurred in connection with Secondary Offerings, including professional fees, consulting, legal, and accounting that would otherwise not have been incurred, and those costs recognized over time.

(b)	Represents costs in connection with the Baffin acquisition and the impact of gross margin that would otherwise have been recognized on inventory recorded at net realizable value less costs to sell.

(c)
Represents unrealized gains on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.

(d)
Represents non-cash share-based compensation expense on stock options issued prior to the Company’s initial public offering (“IPO”) under the Legacy Plan and cash payroll taxes paid by the Company of $0.1m and $0.4m in the second and two quarters ended September 29, 2019, respectively (second and two quarters ended September 30, 2018 - $1.0m and $1.8m, respectively) on gains earned by option holders (compensation) when stock options are exercised.

(e)	Represents costs incurred during pre-opening periods for new stores, including depreciation of right-of-use assets in 2019 and rent expense in 2018.

(f)	Represents costs incurred in (e) above plus interest on lease liabilities in 2019.

(g)	Represents the non-cash unamortized costs accelerated in connection with the amendments to the Term Loan Facility on May 10, 2019.
The tables below reconcile revenue as reported to revenue on a constant currency basis by segment and geography for the periods presented:

	For the second quarter ended		$ Change			% Change
CAD $ millions	September 29, 2019	September 30, 2018	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
DTC	74.2	50.4	23.8	0.1	23.9	47.2%	47.4%
Wholesale	219.8	179.9	39.9	1.3	41.2	22.2%	22.9%
Total revenue	294.0	230.3	63.7	1.4	65.1	27.7%	28.3%

	For the two quarters ended		$ Change			% Change
CAD $ millions	September 29, 2019	September 30, 2018	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
DTC	109.0	73.6	35.4	(0.1)	35.3	48.1%	48.0%
Wholesale	256.1	201.4	54.7	1.3	56.0	27.2%	27.8%
Total revenue	365.1	275.0	90.1	1.2	91.3	32.8%	33.2%

	For the second quarter ended		$ Change			% Change
CAD $ millions	September 29, 2019	September 30, 2018	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Canada	91.2	70.2	21.0	—	21.0	29.9%	29.9%
United States	87.9	62.9	25.0	(0.8)	24.2	39.7%	38.5%
Asia	48.9	26.6	22.3	(0.1)	22.2	83.8%	83.5%
Europe and Rest of World	66.0	70.6	(4.6)	2.2	(2.4)	(6.5)%	(3.4)%
	294.0	230.3	63.7	1.3	65.0	27.7%	28.2%

	For the two quarters ended		$ Change			% Change
CAD $ millions	September 29, 2019	September 30, 2018	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Canada	120.4	91.0	29.4	—	29.4	32.3%	32.3%
United States	101.1	74.3	26.8	(0.8)	26.0	36.1%	35.0%
Asia	67.0	33.2	33.8	(0.1)	33.7	101.8%	101.5%
Europe and Rest of World	76.6	76.5	0.1	2.2	2.3	0.1%	3.0%
	365.1	275.0	90.1	1.3	91.4	32.8%	33.2%
Investors:
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Media:
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